EXHIBIT 12.1




                          TOYOTA MOTOR CREDIT CORPORATION

                 CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                       Three Months Ended
                                                             June 30,
                                                       ------------------
                                                        2003        2002
                                                       ------      ------
                                                      (Dollars in Millions)

Consolidated income/(loss) before income taxes         $   83      $  (51)

                                                       ------      ------
Fixed charges:
   Interest..................................             193         217
   Portion of rent expense
      representative of the
      interest factor (deemed
      to be one-third).......................               2           2
                                                       ------      ------

Total fixed charges..........................             195         219
                                                       ------      ------
Earnings available
   for fixed charges.........................          $  278      $  168
                                                       ======      ======

Ratio of earnings to
   fixed charges<F1>.........................            1.43          -*
                                                       ======      ======

* TMCC's ratio of earnings to fixed charges was 1.43 for the quarter ended
June 30, 2003 and less than 1:1 ratio for the quarter ended June 30, 2002.
The deficiency in the ratio for the quarter ended June 30, 2002 was primarily due to a decrease in net income from financing operations due to an unfavorable fair value adjustment related to the Statement of Financial
Statement Accounting Standards No. 133, "Accounting for Derivative
Instruments and Hedging Activities", and related amendments. The Company would have required an additional $51 million in net income to attain a 1:1 ratio.

-----------------
<F1>  TMCC has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 7 - Commitments and Contingent Liabilities of the Consolidated Financial Statements. For the quarter ended June 30, 2003 and 2002, TMCC has not incurred any fixed charges in connection with such guarantees and no amount is included in any ratio of earnings to fixed charges.